SCHNEIDER WEINBERGER & BEILLY LLP
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                                  August 30, 2010

‘CORESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:           Kyto BioPharma, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed August 23, 2010
File No. 000-50390

Attention:             Christine L. Allen, Staff Accountant

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 26, 2010 on the above-referenced Current Report on Form 8-K.  Following are the Company’s responses to the staff’s comments.

1.
Specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your March 31, 2010 Form 10-K filing regarding your disclosure controls and procedures, in light of the material error that you have described.

RESPONSE:                      On August 26, 2010 the Company filed Amendment No. 1 to its Form 10-K for the year ended March 31, 2010 (the “Amended Form 10-K”).  Item 9A.T. Controls and Procedures in the Amended Form 10-K contained updated disclosure regarding material weaknesses in both disclosure controls and procedures and internal control over financial reporting at March 31, 2010 in light of the accounting error which led to the restatement of the financial statements.

2.	Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail and explain whether these amounted to a material weakness.

RESPONSE:                      As described in the Amended Form 10-K, the Company concluded that as a result of the error in the financial statements which led to the restatement that a material weaknesses in internal control over financial reporting existed at March 31, 2010.  The internal control deficiency was the failure to impair the advance as subsequent to year end the Company had determined it was not collectible.

3.
Specify whether you are planning to reassess and revise your conclusion related to the effectiveness of your internal control over financial reporting.  Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosure not to be misleading in light of the restatement.

RESPONSE:                      As set forth earlier in response to comment 1, the Amended Form 10-K contains supplemented disclosure regarding the conclusion that the internal control over financial reporting had material weaknesses at March 31, 2010.

4.	Please also provide us with an estimated time-frame as to when you intend to file the Form 10-K/A for the year ended March 31, 2010.

RESPONSE:                      The Amended Form 10-K was filed on August 26, 2010.

We trust the foregoing sufficiently responds to the staff’s comments.  The Company acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Mr. Georges Benarroch

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